SCHEDULE 13G (AMENDMENT NO. 4)


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                         Nu Skin Enterprises, Inc.
                              (Name of Issuer)


                            Class A Common Stock
                       (Title of Class of Securities)


                                67018T-10-5
                               (CUSIP Number)


                             December 31, 2000
           (Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[ ]  Rule 13d-1(b)
[ ]  Rule 13-d-1(c)
[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                         SCHEDULE 13G (AMENDMENT NO. 4)
                             CUSIP NO. 67018T-10-5


1.       NAMES OF REPORTING PERSONS)
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITY ONLY).
                                 Steven J. Lund

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
         (SEE INSTRUCTIONS)                                       (b) [ ]

3.       SEC. USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
                    Steven J. Lund: United States of America


           NUMBER OF       5.   SOLE VOTING POWER
             SHARES                     Steven J. Lund: 1,691,549 ** SEE ITEM 4
          BENEFICIALLY
            OWNED BY       6.   SHARED VOTING POWER
              EACH                      Steven J. Lund: 1,760,425 ** SEE ITEM 4
           REPORTING
          PERSON WITH      7.   SOLE DISPOSITIVE POWER
                                        Steven J. Lund: 1,691,549 **SEE ITEM 4

                           8.   SHARED DISPOSITIVE POWER
                                        Steven J. Lund: 1,760,425 **SEE ITEM 4

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     Steven J. Lund: 3,451,974 **SEE ITEM 4

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)                           [  ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                       Steven J. Lund: 10.1% **SEE ITEM 4

12.      TYPE OF REPORTING PERSONS) (SEE INSTRUCTIONS)
                               Steven J. Lund: IN

                         SCHEDULE 13G (AMENDMENT NO. 4)
                              CUSIP NO. 67018T-10-5


1.      NAMES OF REPORTING PERSONS)
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITY ONLY).
                                  Kalleen Lund

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [  ]
        (SEE INSTRUCTIONS)                                       (b) [  ]

3.      SEC. USE ONLY


4.      CITIZENSHIP OR PLACE OF ORGANIZATION
                     Kalleen Lund: United States of America


           NUMBER OF        5.      SOLE VOTING POWER
             SHARES                     Kalleen Lund: 1,588,788 ** SEE ITEM 4
          BENEFICIALLY
            OWNED BY        6.      SHARED VOTING POWER
              EACH                      Kalleen Lund: 171,637 ** SEE ITEM 4
           REPORTING
          PERSON WITH       7.      SOLE DISPOSITIVE POWER
                                        Kalleen Lund: 1,588,788 **SEE ITEM 4

                            8.      SHARED DISPOSITIVE POWER
                                        Kalleen Lund: 171,637 **SEE ITEM 4

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      Kalleen Lund: 1,760,425 **SEE ITEM 4

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)                                 [  ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                         Kalleen Lund: 5.4% **SEE ITEM 4

12.      TYPE OF REPORTING PERSONS) (SEE INSTRUCTIONS)
                                Kalleen Lund: IN

                         SCHEDULE 13G (AMENDMENT NO. 4)
                              CUSIP NO. 67018T-10-5


Item 1  (a)     Name of Issuer:


          The name of the issuer is Nu Skin Enterprises, Inc. (the "Issuer").

        (b) Address of Issuer's Principal Executive Offices:

          The address of the Issuer's principal executive office is 75 West Center Street, Provo, Utah 84601.

Item 2  (a)     Name of Person Filing:

          This report is being filed by Steven J. Lund and Kalleen Lund (referred to individually by name and referred to collectively as the "Reporting Persons").

        (b)     Address of Principal Business Office or, if none, Residence:

          The address of the Reporting Persons; principal business office is 75 West Center Street, Provo, Utah 84601.

        (c)     Citizenship:

          The Reporting Persons are both citizens of the United States of America.

        (d)     Title of Class of Securities:

          This report covers the Issuer's Class A Common Stock, par value $.001 per share (the "Class A Common Stock").

        (e)     CUSIP Number:

          The CUSIP number of the Class A Common Stock is 67018T-10-5.

Item 3  Not applicable.

Item 4  Ownership.

          Steven J. Lund:

     (a) Steven J. Lund beneficially owns or may be deemed to beneficially own 3,451,974 shares of Class A Common Stock as follows: 773,890 shares of Class A Common Stock, and 2,678,084 shares of the Issuer's Class B Common Stock, par value $.001 per share (the "Class B Common Stock"), which is convertible on a one for one basis at any time at the option of the holder. 657,824 shares of Class A Common Stock and 2,519,751 shares of Class B Common Stock are held by SJL NS-Holdings, LLC, a limited liability company owned entirely by the Reporting Persons. The Reporting Persons are also the sole managers of the limited liability company and have the sole right to exercise all voting and

                         SCHEDULE 13G (AMENDMENT NO. 4)
                              CUSIP NO. 67018T-10-5


          dispositive power with respect to the shares held by the limited liability company. The filing of the above statement shall not be construed as an admission that Steven J. Lund is, for the purposes of
          Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the following shares which were included in the 3,451,974 shares of Class A Common Stock referenced above: 50,000 shares of Class A Common Stock and 55,571 shares of Class B Common Stock held indirectly as a co-trustee for The Steven J. and Kalleen Lund Foundation; 66,066 shares of Class A Common Stock held indirectly as a co-trustee for The Steven and Kalleen Lund Fixed Charitable Trust; and 102,762 shares of Class B Common Stock held indirectly as the sole trustee for The C and K Bryson Trust.

     (b) Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 2,678,084 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by him, Steven J. Lund would beneficially own or may be deemed to beneficially own 3,451,974 shares of Class A Common Stock which would constitute 10.1 % of the number of shares of the then outstanding Class A Common Stock.

          Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 2,678,084 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Steven J. Lund, he would beneficially own or may be deemed to beneficially own 3,451,974 shares of Class A Common Stock which would constitute 0.6 % of the aggregate voting power of the Issuer.

          Assuming no conversion of the outstanding 2,678,084 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Steven J. Lund, he would beneficially own or be deemed to beneficially own 773,890 shares of Class A Common Stock and 2,678,084 shares of Class B Common Stock which would constitute 4.9% of the aggregate voting power of the Issuer and 4.1 % of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

     (c) (i) Assuming conversion of all outstanding 1,362,637 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Steven J. Lund, with respect to which he has sole power to vote or direct the vote, Steven J. Lund would have sole power to vote or direct the vote of 1,691,549 shares of Class A Common Stock held as follows: 1,588,787 shares of Class A Common Stock held indirectly as a co-manager of SJL NS-Holdings,

                         SCHEDULE 13G (AMENDMENT NO. 4)
                              CUSIP NO. 67018T-10-5


          LLC with respect to which he has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company and 102,762 shares of Class A Common Stock held indirectly as the sole trustee for The C and K Bryson Trust.

          (ii) Assuming conversion of all outstanding 1,315,447 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Steven J. Lund, with respect to which he has shared power to vote or direct the vote, Steven J. Lund would have shared power to vote or direct the vote of 1,760,425 shares of Class A Common Stock as follows: 1,588,788 shares of Class A Common Stock held indirectly by his wife as a co-manager of SJL NS-Holdings, LLC that she has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company; 105,571 shares of Class A Common Stock held indirectly as a co-trustee of The Steven
          J. and Kalleen Lund Foundation; and 66,066 shares of Class A Common Stock held indirectly as a co-trustee of The Steven and Kalleen Lund Fixed Charitable Trust.

          (iii) Assuming conversion of all outstanding 1,362,637 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Steven J. Lund, with respect to which he has sole power to dispose or direct the disposition, Steven J. Lund would have sole power to dispose or direct the disposition of 1,691,549 shares of Class A Common Stock held as follows: 1,588,787 shares of Class A Common Stock held indirectly as a co-manager of SJL NS-Holdings, LLC with respect to which he has the sole power to dispose or direct the disposition pursuant to the governing documents of said limited liability company, and 102,762 shares of Class A Common Stock held indirectly as the sole trustee for The C and K Bryson Trust.

          (iv) Assuming conversion of all outstanding 1,315,447 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Steven J. Lund, with respect to which he has shared power to dispose or direct the disposition, Steven J. Lund would have shared power to dispose or direct the disposition of 1,760,425 shares of Class A Common Stock as follows: 1,588,788 shares of Class A Common Stock held indirectly by his wife as a co-manager of SJL NS-Holdings, LLC that she has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company; 105,571 shares of Class A Common Stock held indirectly as a co-trustee of The Steven J. and Kalleen Lund Foundation; and 66,066 shares of Class A Common Stock held indirectly as a co-trustee of The Steven and Kalleen Lund Fixed Charitable Trust.

     Kalleen Lund:

     (a) Kalleen Lund beneficially owns or may be deemed to beneficially own 1,760,425 shares of Class A Common Stock as follows: 444,978 shares of Class A Common Stock and 1,315,447 shares of Class B Common Stock, which may be converted on a one-for-one basis at any time at the option of the holder. 657,824

                         SCHEDULE 13G (AMENDMENT NO. 4)
                              CUSIP NO. 67018T-10-5


          shares of Class A Common Stock and 2,519,751 shares of Class B Common Stock are held by SJL NS-Holdings, LLC, a limited liability company owned entirely by the Reporting Persons. The Reporting Persons are also the sole managers of the limited liability company and have the sole right to exercise all voting and dispositive power with respect to the shares held by the limited liability company. The filing of the above statement shall not be construed as an admission that Kalleen Lund is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the following shares which were included in the 1,760,425 shares of Class A Common Stock referenced above: 50,000 shares of Class A Common Stock and 55,571 shares of Class B Common Stock held indirectly as a co-trustee of The Steven J. and Kalleen Lund Foundation; and 66,066 shares of Class A Common Stock held indirectly as a co-trustee of The Steven and Kalleen Lund Fixed Charitable Trust.

     (b) Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 1,315,447 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kalleen Lund, she would beneficially own or may be deemed to beneficially own 1,760,425 shares of Class A Common Stock which would constitute 5.4% of the number of shares of the then outstanding Class A Common Stock.

          Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 1,315,447 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kalleen Lund, she would beneficially own or may be deemed to beneficially own 1,760,425 shares of Class A Common Stock which would constitute 0.3% of the aggregate voting power of the Issuer.

          Assuming no conversion of the outstanding 1,315,447 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Kalleen Lund, she would beneficially own or be deemed to beneficially own 444,978 shares of Class A Common Stock and 1,315,447 shares of Class B Common Stock which would constitute 2.4% of the aggregate voting power of the Issuer and 2.1% of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

     (c) (i) Assuming conversion of all outstanding 1,259,876 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kalleen Lund, with respect to which she has sole power to vote or

                         SCHEDULE 13G (AMENDMENT NO. 4)
                              CUSIP NO. 67018T-10-5



          direct the vote, Kalleen Lund would have sole power to vote or direct the vote of 1,588,788 shares of Class A Common Stock held indirectly as a co-manager of SJL NS-Holdings, LLC with respect to which she has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company.

          (ii) Assuming conversion of all outstanding 55,571 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kalleen Lund, with respect to which she has shared power to vote or direct the vote, Kalleen Lund would have shared power to vote or direct the vote of 171,637 shares of Class A Common Stock as follows: 105,571 shares of Class A Common Stock held indirectly as a co-trustee of The Steven J. and Kalleen Lund Foundation; and 66,066 shares of Class A Common Stock held indirectly as a co-trustee of The Steven and Kalleen Lund Fixed Charitable Trust.

          (iii) Assuming conversion of all outstanding 1,259,876 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kalleen Lund, with respect to which she has sole power to dispose or direct the disposition, Kalleen Lund would have sole power to dispose or direct the disposition of 1,588,788 shares of Class A Common Stock held indirectly as a co-manager of SJL
          NS-Holdings, LLC with respect to which she has the sole power to dispose or direct the disposition pursuant to the governing documents of said limited liability company.

          (iv) Assuming conversion of all outstanding 55,571 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kalleen Lund, with respect to which she has shared power to dispose or direct the disposition, Kalleen Lund would have shared power to dispose or direct the disposition of 171,637 shares of Class A Common Stock as follows: 105,571 shares of Class A Common Stock held indirectly as a co-trustee of The Steven J. and Kalleen Lund Foundation; and 66,066 shares of Class A Common Stock held indirectly as a co-trustee of The Steven and Kalleen Lund Fixed Charitable Trust.

Item 5  Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6  Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           Not applicable.

                         SCHEDULE 13G (AMENDMENT NO. 4)
                              CUSIP NO. 67018T-10-5


Item 8  Identification and Classification of Members of the Group.

           Not applicable.

Item 9  Notice of Dissolution of Group.

           Not applicable.

Item 10 Certification.

           Not applicable.

The undersigned by signing below hereby confirm this joint filing is made on behalf of each of them.

                         SCHEDULE 13G (AMENDMENT NO. 4)
                              CUSIP NO. 67018T-10-5




                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                    /s/Steven J. Lund
                           By:      Steven J. Lund
                           Dated:   February 14, 2001



                                    /s/Kalleen Lund
                           By:      Kalleen Lund
                           Dated:   February 14, 2001